UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Solidion Technology, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

834212 102

(CUSIP Number)

Robert Crouch

1240 McCook Ave.

Dayton, Ohio 45404

Tel: (937) 331-9884

with a copy to:

William E. Doran

Aslam A. Rawoof

Benesch, Friedlander, Coplan & Aronoff LLP

1155 Avenue of the Americas, Floor 26

New York, New York 10036

Telephone: (646) 593-7050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Global Graphene Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
68,055,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
68,055,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,055,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
90.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Percentage ownership calculation is based on 75,304,741 shares of common stock of the Issuer outstanding as of February 2, 2024, as reported on a pro forma combined basis in the Definitive Proxy Statement on Schedule 14A of Nubia (as defined below) filed on November 8, 2023 (the “Definitive Proxy Statement”), as adjusted to reflect redemption of an aggregate of 1,625,876 shares of Nubia Class A common stock in connection with Nubia’s special meeting of stockholders on December 14, 2023, and the issuance of no Holdback Shares at the closing of the Business Combination (each as defined below). Such calculation does not reflect the issuance of any shares issuable upon exercise of any warrants (none of which are held by the Reporting Person) or any shares subject to earn-out provisions. “Holdback Shares” means shares of common stock of the Issuer issuable to the pre-Business Combination shareholders of Honeycomb Battery Company (including the Reporting Person, which would receive 97.5% of any Holdback Shares) equal to the quotient of (a) $2,000,000 plus any additional interest or penalties incurred prior to the Business Combination in respect of a federal tax lien filed against the Reporting Person divided by (b) $10.00, and the maximum number of which, assuming no additional interest or penalties, will be 200,000 shares of common stock of the Issuer.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Solidion Technology, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 13355 Noel Rd, Suite 1100, Dallas, TX 75240.

Item 2. Identity and Background

This Schedule 13D is filed by Global Graphene Group, Inc., a Delaware corporation (the “Reporting Person”). The business address of the Reporting Person is 1240 McCook Ave., Dayton, Ohio 45404. The Reporting Person is a holding company for various interests in graphene related companies. The Reporting Person is engaged in research and development activities related to the production and application of graphene and graphene-enabled technologies, including but not limited to electric conductivity applications, thermal management, corrosion control, rubber composites and others.

Information regarding each director and executive officer of the Reporting Person is set forth on Schedule I attached hereto.

During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 2, 2024 (the “Closing Date”), the Issuer (formerly known as Nubia Brand International Corp. (“Nubia”)) consummated the previously announced business combination (the “Business Combination”) of Nubia and Honeycomb Battery Company, an Ohio corporation (“HBC”), pursuant to that certain merger agreement dated February 16, 2023 (as amended on August 25, 2023, the “Merger Agreement”), by and among Nubia, HBC, and Nubia Merger Sub, Inc., an Ohio corporation and wholly-owned subsidiary of Nubia. In connection with the consummation of the Business Combination, the Reporting Person received 68,055,000 shares of Common Stock in exchange for shares of HBC held by the Reporting Person prior to the Business Combination.

Item 4. Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference. The Reporting Person has acquired, and holds, the shares of Common Stock in connection with the Business Combination. In addition, from time to time, the Reporting Person may determine to dispose of all or a portion of the shares of Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power.

Dr. Bor Z. Jang is the Chairman of the Board of Directors and Chief Executive Officer of the Reporting Person. Upon the consummation of the Business Combination, Dr. Jang was appointed to serve as Executive Chairman of the Board of Directors and Chief Science Officer of the Issuer. In such capacity, Dr. Jang may have influence over the corporate activities of the Issuer, including actions or events described in clauses (a) through (j) of Item 4 of Schedule 13D.

Other than as described above in this Item 4 and Item 6, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of the date hereof, the Reporting Person beneficially owns 68,055,000 shares of Common Stock, which represents approximately 90.4% of the shares of Common Stock issued and outstanding. The percentage ownership calculation is based on 75,304,741 shares of Common Stock outstanding as of February 2, 2024, as reported on a pro forma combined basis in the Definitive Proxy Statement, as adjusted to reflect redemption of an aggregate of 1,625,876 shares of Nubia Class A common stock in connection with Nubia’s special meeting of stockholders on December 14, 2023, and the issuance of no Holdback Shares at the closing of the Business Combination. Such calculation does not reflect the issuance of any shares issuable upon exercise of any warrants (none of which are held by the Reporting Person) or any shares subject to earn-out provisions.

(c) Other than the acquisition of the shares as reported herein, each Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d) To the best knowledge of each Reporting Person, no person other than such Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any of the shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Registration Rights Agreement

On the Closing Date, the Reporting Person, Mach FM Acquisitions LLC (“Mach FM”) and certain other investors entered into the Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”). At any time and from time to time after the Closing Date, either (i) the Reporting Person or (ii) Mach FM may make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”), of all or part of their registrable securities. Each of the Reporting Person and Mach FM is entitled to exercise two demand registrations under the Registration Rights Agreement. If at any time following the Closing Date, the Issuer proposes to file a registration statement under the Securities Act, the Company shall offer the holders of the registrable securities (including the Reporting Person) an opportunity to register the sale of such number of registrable securities as such holders may request in writing. The demand registration rights and “piggy-back” registration rights under the Registration Rights Agreement are subject to certain requirements and customary conditions. The Registration Rights Agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the registrable securities. The Issuer will bear the expenses incurred in connection with the filing of any registration statements under the Registration Rights Agreement. The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Company Lock-up Agreement

On February 16, 2023, the Reporting Person entered into the Company Lock-Up Agreement with Nubia (now known as the Issuer) pursuant to which, among other things, the Reporting Person agreed to the restriction of the sale, transfer or other disposition of the shares they would receive at the closing of the Business Combination (the “Lock-up Shares”). The Reporting Person agreed to a lock-up period commencing on the Closing Date and ending six months after the Closing Date, subject to certain customary exceptions and an exception for transfers of no more than five percent (5%) of the total number of Lock-up Shares in the aggregate taking into account all transfers during the lock-up period (provided that total transfers during any period of five (5) consecutive trading days may not exceed five percent (5%) of the daily average trading volume of shares of Common Stock over the immediately preceding five trading days. The foregoing summary of the Company Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Company Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material To Be Filed As Exhibits.

A.	Form of Registration Rights Agreement (incorporated by reference to Annex N of Nubia’s Definitive Proxy Statement on Schedule 14A filed on November 8, 2023)
B.	Form of Company Lock-up Agreement (incorporated by reference to Annex K of Nubia’s Definitive Proxy Statement on Schedule 14A filed on November 8, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

Global Graphene Group, Inc.

BY:	Robert Crouch
ITS:	Vice President of Legal Affairs

By:	/s/ Robert Crouch

SCHEDULE I

Executive Officers and Directors of Global Graphene Group, Inc.

The name and principal occupation of each director and executive officer of Global Graphene Group, Inc. are set forth below. The address for each person listed below is c/o Global Graphene Group, Inc., 1240 McCook Ave., Dayton, Ohio 45404. All executive officers and directors listed are United States citizens other than Wei Hsu, Henry Wang and Max Wu, each of whom is a citizen of Taiwan.

EXECUTIVE OFFICERS:

Name	Present Principal Occupation or Employment
Dr. Bor Z. Jang	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer of Global Graphene Group, Inc.

Dr. Aruna Zhamu	Co-Founder of Global Graphene Group, Inc. and Technical Adviser of Honeycomb Battery Company

Stuart Blair	Vice President of Finance

Robert Crouch	Vice President of Legal Affairs

DIRECTORS:

Name	Present Principal Occupation or Employment
Dr. Bor Z. Jang	Co-Founder, Chairman of the Board of Directors and Chief Executive Officer of Global Graphene Group, Inc.

Dr. Aruna Zhamu	Co-Founder of Global Graphene Group, Inc. and Technical Adviser of Honeycomb Battery Company

Wei Hsu	President of SCH Group

Jim Vance	Senior Vice President and Co-Chief Investment Officer of Fort Washington Investment Advisors, Inc., a wholly owned subsidiary of Western & Southern Financial Group

Henry Wang	Officer of FITEK Industrial Corp.

Max Wu	Investor, self-employed

Hyun Yeo	Of Counsel, DLA Piper

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, none of the individuals listed above beneficially owns any Common Stock.